UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 8, 2012

Commission File Number: 001-34423

CDC Software Corporation ———————————————————————————————————
(Translation of registrant’s name into English)

Cayman Islands ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Unit 706-707, Building 9 No. 5 Science Park West Avenue Hong Kong Science Park Shatin, New Territories Hong Kong
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Resignation of Directors

     Each of the following persons has resigned from the board of directors (the
“Board”) of CDC Software Corporation (the “Company”) on the date set forth opposite his or her name:

     Director         Date of Resignation from Board

     Mr. Hu Jian Sheng March 2, 2012

     Ms. Cui Min March 2, 2012

     Dr. CK Wong March 4, 2012

     Mr. Peter Yip March 5, 2012

     Each of Mr. Hu Jian Sheng, Ms. Cui Min, and Dr. CK Wong has confirmed that his or her resignation from the Board was not related to any disagreement with the Board or management of the Company.

Appointment of Directors

     On March 4, 2012, the Board appointed each of Mr. Marcus A. Watson, Mr.
Joseph D. Stutz and Mr. Dwight Mamanteo as members of the Board.

     Messrs. Watson and Stutz currently serve as Chief Restructuring Officer and
General Counsel, respectively, of the Company’s parent, CDC Corporation (“CDC”).
 From January 2011 to October 2011, Mr. Stutz served as Litigation Counsel for the Company.

Appointment of Chairman

     On March 6, 2012, the Board appointed Mr. Marcus A. Watson to serve as its
Chairman.

Audit Committee

     On March 6, 2012, the Board appointed Mr. Dwight Mamanteo to serve as a member of the Audit Committee of the Board.

Resignation of Chief Executive Officer

     On March 5, 2012, Mr. Peter Yip tendered his resignation from his position as Chief Executive Officer of the Company, effective immediately.

     In connection with Mr. Yip’s resignation as Chief Executive Officer of the
Company, the Company has provided Mr. Yip and Asia Pacific On-Line Limited
(“APOL”) with notice of termination of that certain Executive Services Agreement dated January 1, 2010, as amended, by and between the Company, APOL and Mr. Yip, effective immediately.

Appointment of New Interim Acting Chief Executive Officer

     On February 28, 2012, Mr. John Clough was appointed as Co-Interim Acting
Chief Executive Officer of the Company, to serve in this role with Dr. CK Wong.

     Before this appointment, Mr. Clough served as the Company’s Interim Chief
Executive Officer from July 16, 2011 to October 10, 2011.  He also served as
Chairman of the Board from June 2009 to October 10, 2011.  Mr. Clough is also currently Interim Chief Executive Officer and a member of the board of directors of CDC.

     In connection with Mr. Clough’s appointment as Co-Interim Acting Chief
Executive Officer, the Company has agreed to: (i) reduce any amounts payable to
Dr. CK Wong for his service as Co-Interim Acting Chief Executive Officer from
$100,000 per month to $50,000 per month; and (ii) compensate Mr. Clough for his service in such capacity at the rate of $50,000 per month.

     On March 6, 2012, the Board unanimously resolved, pursuant to Dr. Wong’s request, to release Dr. Wong from the further performance of his obligations, responsibilities and duties as Co-Interim Acting CEO of the Company with immediate effect.  Mr. Clough had informed the Board of his willingness and ability to assume the full responsibilities as CEO of the Company going forward,
and   Dr. Wong has committed to be available by telephone and/or email to assist with and/or advise Mr. Clough on matters relating to the operations of the
Company as needed through the term of his current Executive Services Agreement, which is April 11, 2012.  As a result, Mr. Clough assumed full responsibility as sole Interim Acting CEO, effective immediately, and will be compensated at the same rate as Dr. Wong was previously as Interim Acting CEO.

NASDAQ Delisting Appeal

     Trading in the American Depository Shares (the “ADSs”) of the Company has
been suspended by The NASDAQ Stock Market (“NASDAQ”) since December 12, 2011 due, among other things, to its failure to file its Annual Report on Form 20-F for the fiscal year ended December 31, 2010.  The Company’s ADSs have been trading in the over-the-counter market since December 16, 2011, with quotes displayed on the OTC Pink Market under the trading symbol “CDCSY.PK.”

     As previously disclosed, the Company participated in a January 19, 2012 hearing before the NASDAQ Listing Qualifications Panel (the “Panel”) at which the Company requested continued listing of the Company’s ADSs.  After that hearing, the Panel denied the Company’s request (the “Panel Decision”).  On
February 29, 2012, the Company appealed the Panel Decision to the NASDAQ Listing and Hearing Review Council (the “Council”).

     There can be no assurance that the Company’s appeal will be successful.  A date for the Council appellate hearing has not been set.

CDC Corporation Bankruptcy Update

  Nunc Pro Tunc Order

     As previously disclosed, on October 4, 2011, CDC filed a voluntary petition under Chapter 11 of the U.S. Bankruptcy Code with the U.S. Bankruptcy Court for the Northern District of Georgia (the “Court”).  This proceeding is still pending before the Court.

     On January 24, 2012, CDC filed its Motion by Debtor to Approve, Nunc Pro
Tunc, the Exercise by Debtor of its Right to Vote Shares of Wholly-owned
Subsidiary, CDC Software International to Reconstitute Board of Directors (the
“Nunc Pro Tunc Motion”).  Despite the Company’s opposition, on January 26, 2012 the Court granted CDC’s Nunc Pro Tunc Motion.  An order documenting the Court’s ruling was entered on January 30, 2012.

     On February 13, 2012, the Company filed with the Court a Notice of Appeal
(the “Nunc Pro Tunc Appeal”) and a Motion to Stay Pending Appeal with respect to the Court’s order granting CDC’s Nunc Pro Tunc Motion.  On February 16, 2012, the Court denied the Company’s Motion for Stay Pending Appeal.

     On February 27, 2012, in connection with the Nunc Pro Tunc Appeal, the
Company filed with the U.S. District Court for the Northern District of Georgia
a motion to stay pending appeal (the “Nunc Pro Tunc Stay Motion”).

     On March 6, 2012, the Company withdrew both the Nunc Pro Tunc Appeal and the Nunc Pro Tunc Stay Motion.

  Preliminary Injunction Order

     On January 17, 2012, CDC filed a motion for a preliminary injunction against the Company, a copy of which was attached as Exhibit 99.2 to the
Company’s Current Report on Form 6-K dated January 25, 2012, and incorporated herein by reference.

     After a hearing was held on the matter, on February 7, 2012, the Court entered a written order granting in part and denying in part CDC’s motion for preliminary injunction.  A copy of the Court’s order of February 7, 2012 was attached as Exhibit 99.2 to the Company’s Current Report on Form 6-K dated
February 8, 2012, and incorporated herein by reference.

     On February 15, 2012, the Company filed a Notice of Appeal (the “Injunction
Appeal”) and a Motion to Stay Pending Appeal with respect to the Court’s order granting in part and denying in part CDC’s motion for preliminary injunction.

     On February 16, 2012, the Court denied the Company’s Motion to Stay Pending
Appeal of CDC’s motion for preliminary injunction.

     On February 29, 2012, CDC filed a Notice of Appeal (the “Cross-Appeal”).

     On March 1, 2012, in connection with the Injunction Appeal, the Company filed with the U.S. District Court for the Northern District of Georgia a motion to stay pending appeal (the “Injunction Stay Motion”).

     On March 6, 2012, the Company withdrew the Injunction Appeal and the
Injunction Stay Motion.  On March 7, 2012, CDC withdrew the Cross-Appeal.

  CDC Corporation Sale Motion

     On February 6, 2012, CDC filed a motion with the Court seeking an order:
(i) authorizing and approving that certain share purchase agreement, as amended, with Archipelago Holdings, an affiliate of Vista Equity Holdings, for the sale of CDC’s indirect shareholdings in the Company (the “CDC Shares”), or such other purchaser making a higher and/or better offer for CDC Software Shares, at auction to be conducted pursuant to procedures approved by the Court; and (ii)
authorizing CDC to consummate all transactions related to the above (the “Sale
Motion”).

     On February 15, 2012, the Company objected to the Sale Motion.

     The Court has set a date of March 20, 2012 for a hearing on the Sale
Motion.

     On March 1, 2012, the Board determined not to submit an alternative plan of reorganization for adoption in CDC’s bankruptcy case.

     The Company’s objection to the Sale Motion was withdrawn on March 6, 2012.

  Scheduling

     On February 21, 2012, the Court issued a formal scheduling order for CDC’s bankruptcy case (the “Scheduling Order”), which is attached hereto as Exhibit
99.1 and incorporated herein by reference.

Chief Legal Officer

     On January 17, 2012, Mr. Timothy F. Coen was appointed as Senior Vice
President and Chief Legal Officer of the Company.

     On March 4, 2012, Mr. Coen was placed on administrative leave pending the completion and results of an internal investigation related to allegations of unethical conduct, violations of Company policy and protocol and attempts to influence the content and consideration of an internal audit report relating to an investigation by the Audit Committee of the Board regarding certain statements made by the former General Counsel of CDC at the time of his resignation.  The former General Counsel of CDC alleged that Mr. Peter Yip was inappropriately influencing the business of CDC and to some degree the Company, despite being on leave as CEO of the Company and CDC.

     Effective immediately, Mr. Donald L. Novajosky, the Company’s General
Counsel, has resumed responsibility as Chief Legal Officer of the Company.

Forward-Looking Statements

     This Form 6-K includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.  These
forward-looking statements include statements regarding: (i) statements preceded by, followed by or that include the words “may,” “could,” “should,” “would,”
“believe,” “anticipate,” “estimate,” “expect,” “intend,” “plan,” “projects,”
“outlook,” or similar expressions; (ii) any decision by NASDAQ relating to the
Company’s appeals of NASDAQ’s decision to delist the Company’s ADSs; (iii)
whether events in CDC’s bankruptcy case will transpire in accordance with the
Scheduling Order; and (iv) other statements that are not historical fact, the achievement of which involve risks, uncertainties and assumptions, many of which are beyond the Company’s control.  These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances.  If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, then the Company’s results could differ materially from the results expressed or implied by the forward-looking statements contained herein.  All forward-looking statements included in this Form 6-K are based upon information available to management as of the date of this Form 6-K, and you are cautioned not to place undue reliance on any forward-looking statements, as they speak only as of the date of this Form 6-K.  The Company assumes no obligation to update or alter the forward-looking statements whether as a result of new information, future events or otherwise.  For these and other reasons, investors are cautioned not to place undue reliance upon any forward-looking statement in this Form 6-K.

Exhibit No.     Description of Exhibit
99.1            Formal Scheduling Order

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CDC Software Corporation

Date: March 8, 2012	By:	John Clough
	Name:	John Clough
	Title:	Interim Acting Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Formal Scheduling Order